9 April 2001

07/01

London – Reuters, the global information, news and technology group, confirmed today that it was considering submitting a bid to acquire certain assets of Bridge Information Systems Inc. Bridge is the subject of a Chapter 11 bankruptcy proceeding in the United States Bankruptcy Court in the Eastern District of Missouri. The company is considering this as a result of the evolving situation.

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Contacts:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4728

Note to editors:

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and edited news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.